Filed Pursuant to Rule 424(b)(3)
File Number 333-132176

PROSPECTUS SUPPLEMENT NO. 4

Prospectus Supplement dated November 8, 2006
to Prospectus declared
effective on August 10, 2006
(Registration No. 333-132176)
as supplemented by that Prospectus Supplement No. 1 dated August 29, 2006, that Prospectus Supplement No. 2 dated September 5, 2006
and that Prospectus No. 3 dated September 19, 2006

SOMANTA PHARMACEUTICALS, INC.

This Prospectus Supplement No. 4 supplements our Prospectus dated August 10, 2006, the Prospectus Supplement No. 1 dated August 29, 2006, the Prospectus Supplement No. 2 dated September 5, 2006 and the Prospectus Supplement No. 3 dated September 19, 2006.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 4 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Somanta Pharmaceuticals, Inc. filed on November 8, 2006 with the Securities and Exchange Commission.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the trading symbol “SMPM.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is November 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 3, 2006

Somanta Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-20297	20-3559330
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19200 Von Karman Avenue, Suite 400, Irvine, CA	92612
(Address of Principal Executive Offices)	(Zip Code)

(949) 477-8090
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report.)

        Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

        On August 18, 2005, Somanta Limited, a wholly-owned subsidiary of Somanta Incorporated, entered into: (i) a Patent and Know-how Exclusive Sublicense Agreement (the “License Agreement”) with Immunodex, Inc., a California corporation (“Immunodex”); and (ii) an Agreement Regarding Clinical Trials (the “Clinical Trials Agreement”) with The Cancer Research Institute of Contra Costa (“CRICC”). Somanta Limited subsequently assigned both the License Agreement and the Clinical Trials Agreement to Somanta Incorporated, our wholly-owned subsidiary.

        Effective November 3, 2006, we entered into a Side Amendment to Patent and Know-how Exclusive Sublicense Agreement with Immunodex and CRICC (the “Side Amendment”).  Pursuant to the Side Amendment, we have agreed with Immunodex and CRICC to reduce the amount of the annual maintenance fee under the License Agreement from $250,000 to $200,000 and to defer the annual maintenance fee that came due in August of 2006 until the earlier of (i) the closing of a fundraising resulting in gross proceeds to us of at least $5,000,000, or (ii) January 31, 2007 (the “2006 Annual Maintenance Fee”). If we are unable to timely pay the 2006 Annual Maintenance Fee, the annual maintenance fee due under the License Agreement would revert to $250,000.

        In addition, we have elected to terminate the License Agreement with respect to our huBrE-3 mAb product candidate. As a result, we will terminate all development activities with respect to huBrE-3 mAb and return the related cell lines to Immunodex. In connection therewith, we have terminated our financial support of the clinical trial currently being conducted at New York University with respect to huBrE-3 mAb (the “Clinical Trial”). We have agreed to pay a total of $31,400 to CRICC for the two patients that were dosed in the Clinical Trial, which amount shall become due and payable at the time we become obligated to make the 2006 Annual Maintenance Fee payment. Subject to the timely payment of the 2006 Annual Maintenance Fee, Immunodex has waived any cancellation fee related to the termination of the license with respect to Phoenix, and Immunodex and CRICC have waived any further payments under the License Agreement or the Clinical Trial Agreement with respect to the Phoenix Clinical Trial.

        We have retained our rights with respect to huMc-3 mAb and our product candidate Angiolix; however, we have agreed to suspend the development of Angiolix until such time as we have paid the 2006 Annual Maintenance Fee. In addition, each of the product development milestones with respect to Angiolix set forth in the License Agreement have been reset to begin at such time as we make the 2006 Annual Maintenance Fee.

        In addition, we agreed to reimburse Immunodex for certain out of pocket expenses in the aggregate amount of approximately $21,000, which amount was payable upon the execution of the Side Amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Somanta Pharmaceuticals, Inc.
By: /s/ Terrance J. Bruggeman
Terrance J. Bruggeman
Executive Chairman
Dated: November 8, 2006

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